                         CALAMOS ASSET MANAGEMENT, INC.

                            1111 E. Warrenville Road
                              Naperville, IL 60563

                                October 25, 2004

Via Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: William Friar
           Senior Financial Analyst

         RE:    CALAMOS ASSET MANAGEMENT, INC.
                REGISTRATION STATEMENT ON FORM S-1
                REGISTRATION NO. 333-117847


Dear Mr. Friar:

         In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Calamos Asset Management, Inc., a Delaware corporation (the "Company"), hereby requests that the effective date for the Company's Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Standard Time, on October 27, 2004.

         The Company acknowledges that should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We would appreciate if, as soon as the Registration Statement has become effective, you would so inform Michael J. Schiavone of Shearman & Sterling LLP at (212) 848-4813.

                                Very truly yours,

                                Calamos Asset Management, Inc.

                                By:   /s/ James S. Hamman, Jr.
                                    -------------------------------------------
                                Name: James S. Hamman, Jr.
                                Title:   Executive Vice President,
                                         General Counsel and Secretary
                                         (Duly Authorized Signatory)